Exhibit 99.6
Afternoon Earnings Call

INFOSYS LIMITED
AFTERNOON EARNINGS CALL
October 12, 2011

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-founder and Member of the Board, Chief Executive Officer and Managing Director

V. Balakrishnan
Member of the Board and Chief Financial Officer

B. G. Srinivas
Member of the Board, Head of Europe and Global Head, Manufacturing

Ashok Vemuri
Member of the Board, Head of Americas Global Head, Financial Services & Insurance

Pravin Rao
Global Head, Retail, Consumer Packaged Goods, Logistics and Life Sciences; Head, Infrastructure Management Services, Member-Executive Council

Chandra Shekar Kakal
Global Head – Business IT Services and Member-Executive Council

INVESTORS

Sandeep Aggarwal
Antique Stock Brooking

Yogesh Aggarwal
HSBC Securities

Edward Caso
Wells Fargo

Ankur Rudra
Ambit Capital

Vihang Naik
MF Global

Nitin Padmanabhan
Motilal Oswal Securities Limited

Rachel Stormonth
Nelson Hall

Mitali Ghosh
Bank of America

Dipesh Mehta
SBI Cap Securities

Sandeep Shah
RBS

Hardik Shah
KR Choksey

Kunal Sangoi
Edelweiss

Rahul Jain
Dolat Capital

Moderator

Ladies and gentlemen good day and welcome to the Infosys’ Earnings conference call. As a reminder for the duration of this presentation all participants’ lines will be in the listen-only mode. There will be an opportunity for you to ask questions at the end of today’s opening remarks. Should you need assistance during this conference call, please signal an operator by pressing * and then 0 on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Avishek Lath of Infosys. Thank you and over to you Mr. Lath.

Avishek Lath

Thanks Rochelle. Good afternoon ladies and gentlemen. I am Avishek from Investor Relations team in Bangalore. We thank you all for joining us today to discuss the financial results for the quarter ended September 30th, 2011. Joining us today in this conference room is CEO and MD – S.D. Shibulal and CFO – V. Balakrishnan along with other members of the senior management.

We will start with a brief statement on the performance of the company during the quarter ended September 30th , 2011, outlook for the quarter ending December 31st, 2011 and the year ending March 31st, 2012 and subsequently we can open up the discussion for Q&A.

Before I hand over to Infosys management I would like to remind you that anything we speak which refer to our outlook for the future is forward-looking statement and must be read in conjunction with the risks that the company faces. The full statement and the explanation of the risk is available with our filings with SEC which can be found on www.sec.gov . I would now pass it on to S.D. Shibulal.

S. D. Shibulal

Think you’re much. Good afternoon. This has been a good quarter for us. We have seen all around growth this quarter. Our revenue this quarter was $1.746 bn. It is a 4.5% growth in reported currency and 5% in constant currency terms. As I said, the growth has been balanced and all-around. Almost all verticals have grown well this quarter. Our top 10 clients grew by 4.4%, top 25 by 7.1% and the non-top 25 clients grew by 2.5%. The number of client additions this quarter has been very good, in fact one of the highest in the last many quarters, 45 new clients. But more importantly 19 of them are in our investment areas. The areas in which we invest like life sciences, energy and utilities and healthcare, these are areas in which we invest in 19 of the client additions are in our investment areas. We have more and more clients giving us million dollars and more and more clients giving us $50 mn. Million-dollar client number is about 388 and 50 million-dollar client is 35. Bala will give you a lot more color on the numbers. Let me move on to our strategic direction and Infosys 3.0.

We have seen very good traction with our ‘Building Tomorrow’s Enterprise’ strategic direction. There are multiple wins in this space. For example in the manufacturing segment, we had a major win in creating a corporation of tomorrow in building a smart organization for a client, basically moving them from a country-centric approach to a client-centric approach. This is a major transformation for this organization. We are working with a leading retailer in creating new consumer experiences in stores, in the digital consumer space. We are working with many other clients in various themes which we have. For example for another client we are creating engineering innovation in emerging markets. So our ‘Building Tomorrow’s Enterprise’ strategic direction has seen very good traction with our clients.

Infosys 3.0 is complete. The entire realignment is complete, the new leadership is in place, new Executive Council is in place and we are well underway on the execution phase. We have been recognized in multiple ways this quarter. Forrester and Gartner have rated us in the leadership quadrant. We have been rated as number 15 in the world’s most innovative company list by Forbes. For third year in a row, we have been awarded the Oracle Titan award, this quarter, so many recognitions.

On the talent front we are on the track with our recruitment. Our plan is to recruit 45,000 people for the year. We have recruited 15,000 people this quarter gross and 8000 people net. Next quarter we will be recruiting another 8000 people and we have given campus offers for 23,000 people for the next year.

We have realigned our guidance based on the currency movement. We had given a guidance of 18 - 20% with certain volumes and pricing assumptions. There is no change in the volume or the pricing assumptions. At the same time we have recasted our guidance to 17.1% - 19.1% based on the cross currency movements. With that let me hand it over to Bala to give you more color on the quarter performance.

V. Balakrishnan

Good afternoon this quarter is a reasonably good quarter. In the beginning of the quarter, we guided for 3.5% - 5% growth in revenues in dollar terms. We achieved 4.5% in dollar terms but in constant currency it is 5% and at the upper end of the range. The rupee has depreciated during the quarter on an average basis by around 3.4%. Last quarter the rupee dollar was 44.78, this quarter it is 46.30, to that extent the rupee growth during the quarter is 8.2%. The gross margin has gone up to 44.3% from 41.8% last quarter mainly tracking the rupee depreciation. SG&A is under control is 13.3%. If you look at the operating margins, operating margins went up by 1.9% during the quarter, of that 1.5% is purely due to the currency, another 0.4% is due to increase in utilization by around 1.1%.

Overall we have done much better than what we guided for on the margin front mainly due to currency. The top-line impact is mainly due to cross-currency movements that we have seen. On the volume front, volumes grew by 4.5% and pricing grew by 0.5%. In constant currency, pricing grew by 1%. Our effective tax rate this quarter is around 28.6%, last quarter was 28.1%. Today we get close to 29% of our revenues from SEZ. For the year, the effective tax rate could be somewhere in the range of 28 - 28.5%. For the full year, earlier we had given guidance of 18 to 20% growth in dollar terms. If you reset it for the currency movement what you have seen in the last quarter, the full-year growth could be in the range of 17.1 - 19.1%, so the volume assumptions and the pricing assumptions for the full-year guidance remains the same and what has changed is only the currency. Even if you look at the rupee guidance for full-year in revenue terms and profit terms, most of the change is mainly due to the change in the currency.

In the beginning of the year, we said the operating margins for the full year could decline by around 3% points. Last quarter we said it could decline by 2.5% points. Now we are projecting a decline of something around 50 - 100 basis points. Normally in any normal year our margins could move within a band of 50 - 100 basis points, that is what we are going to see even this year.

For the balance of the year, we assumed the pricing to remain at the same level like what we see in the second quarter. The currency assumptions are given. For the full year, the margin projections look much better because we got the benefit out of currency. Our hedging position is $742 mn, last quarter it was $745 mn. We believe that the currency environment will be highly volatile, so we continue to hedge for the short-term. We are not taking a long-term view and that worked out very well for us in the last 2 years because the impact of currency on our net income is hardly 1%.

The DSO days were 61 days, last quarter it was 63 days. Overall if you take all the parameters, I think we have done much better than what we guided for. With this we will open up the floor for Q&A. Thank you.

Moderator

Thank you very much. Ladies and gentlemen we will now begin the question and answer session. Our first question is from the line of Sandeep Aggarwal of Antique Stock Broking. Please go ahead.

Sandeep Aggarwal

Hi, sir good afternoon and congrats on a very good quarter. Just a couple of questions. One on the utilization front, where do you see the utilization? I remember that you had mentioned that you would be comfortable in the range of 78% to 82%, so by what time frame or by which quarter you expect to arrive at 80% at least on the utilization front. And second question I have was on attrition. I have not seen a significant decline in the attrition it is still 15.6%, so what is your view on that? Thirdly I wanted to have more light on the platform side of the business because I heard that you have added considerable number of clients on the Edge platform also this time, so if you can highlight this?

S. D. Shibulal

Let me start with the utilization question. We are comfortable with a utilization of 78% to 81%. It is a dynamic environment, we have recruited 15,000 people this quarter and will add another 8000 people next quarter. We are adding another 45,000 people for the year. Our utilization philosophy is that we plan for 78% to 80-81% and we maximize at the time of execution. It is optimized planning, maximized execution. That is the philosophy on the utilization. We are always prepared to take advantage of any new opportunity which will come in the market. Please remember out of the remaining 22%; 10% of that is actually not useable because it is leave, sabbatical, long leave, maternity leave, vacation, training, travel, so 10% is not useable. So basically it is only about 11% to 12% that is left. There is no quarter by which it will be 80%. It will fluctuate quarter to quarter but our plan is to make it somewhere between 78% - 81%, that is number one.

Second question was on attrition, in absolute numbers terms it has come down very marginally this quarter. We are focused on it. Attrition is an industry phenomenon. There was a period of low attrition and then the demand went up and there has been higher attrition. Our plan is to provide our employees with an environment which provides the employees with 3 different set of values to make sure that they will stay with us. At the highest level it is the learning value, we have invested heavily into capability building of our employees. At the next level it is an emotional value, which is about having an environment which is open, transparent and merit-based. Finally it is an economic value, to make sure that their compensation is market-based. These are the three areas which we focus on and we will continue to focus on those.

The last question was about platforms. We have launched Infosys Edge. It is a family of platforms in the market. Some of these platforms have been already there for a while but we have relaunched all of them. It is called Infosys Edge and that is our family of platforms. We are seeing very good traction, $200 mn TCV, total contract value, is in place. 20 clients are already using our platforms, 10 new client wins this quarter. If you look at this quarter, there have been 27 new wins in Finacle and platform space. That is basically in the products and platform space, we have 27 new wins in this quarter.

Moderator

Thank you very much. Our next question is from the line of Yogesh Aggarwal of HSBC Securities. Please go ahead.

Yogesh Aggarwal

Hi, I just have a couple of questions, if I may. Firstly on Europe, the contribution of Europe has come down from 28% few years back to now close to 20%. As of now, it looks good because of currency and the turmoil there but from a longer-term perspective, what are the plans to increase to improve the diversification of the revenue profile? Secondly, we have been hearing a lot about larger banks doing a lot of restructuring of the IT landscape be it vendor consolidation, be it application consolidation. You being present in a lot of larger banks, what are the opportunities you are seeing there and is that one the key driver of the growth for next year?

S. D. Shibulal

So Europe is strategic to us. We are continuing to invest in Europe, especially we have created country structures in Germany and France. We are seeing very good traction. Let me ask BG to give you a lot more color on Europe. He is the head of European operations.

B. G. Srinivas

With respect to Europe, the current situation in the continent looks to be challenging. The macroeconomic situation is something everybody is worried about for the right reasons. At the same time within the key verticals, we have seen a fair degree of stabilization in terms of our client operations. In that context we are continuing to see business expand within our client. We have also added 10 new clients in the Europe in the last quarter. Sequentially, what you see in terms of revenue not going proportional to the other regions is because of the currency impact but that apart we will continue to invest. In the next 15 months we are hiring 500 people across Europe. Our near-shore center, in Czech Republic and Poland continue to expand. We are going to add 300 people in the near-shore centers. Specific to the Continent, in the two biggest markets of Germany and France, we continue to expand our front-office capability and we continue to add new clients. The specifics to our brand in terms of ‘Building Tomorrow’s Enterprise’, we have seen traction picking up; we have had several co-creations workshops with our clients. We have had transformation wins as an outcome of our partnerships - 2 in manufacturing sector in the Continental Europe. In UK, the sectors which are showing potential for grow are financial services, retail CPG, energy & utilities. These are the sectors where we are seeing growth.

In the medium term to long-term, our view is while Europe will continue to expand slowly, the pressure on cost for our European clients continue. They are expanding their businesses globally. They are trying to optimize their internal cost. On that front, we are in many specific cases helping clients rationalize their operations, helping them simplify their businesses processes and helping them improve their landscapes including simplifying their IT infrastructure. Some other areas where we see business expansion is in retail and in telecom where investments are happening in their client-facing applications including building digital platforms for new venues for sales.

So while in the short-term, the current crisis could continue but in the medium-term to long-term there is still lot of headroom for growth. This is still quite a few global 2000 potential clients out there whom we are targeting but at the same time we will continue to expand our current relationships in cross-selling services and making growth happen.

Yogesh Agarwal

Just on the banking restructuring if you have any view?

S. D. Shibulal

Let me ask Ashok Vemuri to give you color on that.

Ashok Vemuri

Thanks Shibu. There are two aspects to the consolidation. One is that we have been seeing consolidation among service providers to the financial services industry for a period of time now based on the fact that there are certain niche capabilities that certain service providers bring to the table and the fact that service providers such as ourselves bring a much more wider array of services which allows them to essentially use us from consulting all the way to process operations. The second element is Europe where we expect consolidation to happen out of local providers to a much more global set of players. I think that is definitely the space to watch for service providers such as ourselves because we do expect that move out from a very incestuous, if you will, set of service providers which are highly local to the country, to a set of global service providers such as ourselves.

Yogesh Agarwal

Thanks a lot.

Moderator

Thank you. Our next question is from the line of Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

Good afternoon, thank you for taking my call and congratulations to Shibulal on your first call as CEO. Bala, can you say again what the tax rate assumption is for FY12?

V. Balakrishnan

For the full year FY12, the effective tax rate could be somewhere between 28%-28.5%. Today we get around 29% of our revenues from SEZ. Some of the SEZs have completed the first 5 years, so they get a benefit of 50% instead of 100%. So the effective tax rate will be somewhere in the range between 28% - 28.5% for the full year.

Edward Caso

Sure thank you and can you give us the breakdown operating margins for the fiscal year 12 into its components. Can you break that down as well the impact year to year?

V. Balakrishnan

If you look at the full-year guidance for fiscal 12, the operating margins could decline somewhere between 50-100 basis points. We got some benefits because of currency. The average currency rate in fiscal 2011 was 45.54 and this year it could be 47.26. There is a depreciation of 3.8% which could give us some 1.5% beneficial impacts on the margins. Utilization for the full year could be around 2% less because we are still guiding for 45,000 additions for the full year. That could have an impact of around 80 basis points on the operating margins. Then you have the other cost like the compensation cost which will not be fully absorbed at 17%-19% growth, that could impact the margins by around 1.1%. If we put all that together the operating margins could decline somewhere between 50 to 100 basis points for the full year. That is what we are guiding for.

Edward Caso

And my last question is around at this time of year versus a year ago, where is your visibility and comfort level in the guidance that you offer which essentially is unchanged from a quarter ago? Thank you.

S. D. Shibulal

As we have said in the past, our guidance is a statement of facts as we see it today. When we gave the guidance last year, it was a statement of fact as we were seeing at that point in time. We are fully aware of all the uncertainties and we are quite cautious about all of them. We are seeing delays in decision making. We are seeing delays in long-term investments, higher scrutiny of long-term investments. Clients are taking short-term decisions. At the same time we are not seeing program cancellations at this point. Given all that we have taken into account all those facts while giving in the guidance. It is similar to what was there in the beginning of the year at this point.

Edward Caso

Thank you.

Moderator

Thank you. Our next question is from the line of Ankur Rudra of Ambit Capital. Please go ahead.

Ankur Rudra

Good afternoon. Thanks for taking my question. Can I begin with your revenue guidance? In terms of how you look at the demand environment now and how clients tell you their need for spending as compared to 3 months back, has there been any change in terms of how weak or strong it is?

S. D. Shibulal

The situation is somewhat similar because even 3 months back, we had said that the environment is challenging, it will deteriorate. We had said that there are challenges like macroeconomic issues in US, unemployment issues and the Euro zone probably had got a little more hotter in the last 3 months with the turbulence which is going on especially in the financial segment. What is more important for us is our client base and we are seeing an excellent traction for our strategic direction. As BG said, we have had multiple wins based on ‘Building Tomorrow’s Enterprise’, some in the Smart Organization space, some in the Emerging Markets space, some in the Digital Consumer space. For example in retail space, we work with 8 of the largest retailers in US creating their digital consumer strategy. When we look at our relevance to our clients, the importance of our strategic direction to our clients, actually it is better. In the short-term there could be issues because of the uncertainties and we remain cautious. In the medium to long-term, we believe that we are very well-placed because of the strategic direction we have taken, because we have built Infosys 3.0 and because we have increased our relevancy to our clients and delivering higher and higher business values.

Ankur Rudra

Right. Just in terms of the KPIs as mentioned in the sheet, I noticed that fixed price contracts reduced quite sharply. Was that primarily because of bigger proportion was from Europe and the Rest of the World impact by cross currencies?

S. D. Shibulal

It is not a secular trend it is a quarter-to-quarter aberration and that is all there is to it.

Ankur Rudra

Okay. Just finally on the rupee EPS guidance. Could you just break it down in terms of should the currencies have been still at 45? Would the EPS guidance on the rupee basis remains the same unchanged or would it be improved slightly?

V. Balakrishnan

Well our guidance is in dollars. We have given the assumption on the currencies. We assumed a dollar-rupee rate at 48.98 for rest of the year because that was the September 30th closing date, if that changes it will change the rupee guidance.

Ankur Rudra

Okay, I understand that. I was just wondering if there is possibility of giving what the EPS guidance and rupee basis would have been and how much has been bumped up by the currency directly, I can do the maths myself. Thanks.

V. Balakrishnan

You can do the homework. That is why we give the assumptions.

Moderator

Thank you. Our next question is from the line of Vihang Naik of MF Global. Please go ahead.

Vihang Naik

Hi, congratulations on a great set of numbers. Most of the questions are answered, just one question. The offshore pricing increases in constant currency reported at about 3.5%. Now last quarter we have said that pricing would be flat going forward. What led to this increase? Is this a like to like billing rate change or a mix change and your outlook on pricing going forward?

S. D. Shibulal

Pricing is stable. Actually we need to look at the blended pricing more. The blended pricing has gone up by 0.5% which is a marginal improvement. Our view is that the pricing is stable and it will continue to be stable for some more point in time. Our mix is constantly changing because we are seeing more and more traction in the consulting and system integration space. We are having more and more platform related work which is non-linear in nature. The offshore pricing increases could be because of those.

Vihang Naik

Okay, thanks.

Moderator

Thank you very much. Our next question is from the line of Nitin Padmanabhan of Motilal Oswal Securities Limited. Please go ahead.

Nitin Padmanabhan

Hi. Thanks for taking my question. This is somewhat similar to what Vihang had asked. For this quarter as compared to the last quarter our proportion of incremental revenues from business operations is higher at around 81% versus 60% last quarter and consulting PI and platforms has come down but still we have been able to move our blended pricing higher. Is this a function of higher downstream revenues from consulting or is it that we are able to get higher rates on the business operations fronts because our T&M is higher over the last quarter?

S. D. Shibulal

As I said, it could be because of the downstream revenues impacts of the consulting as well as platforms and products revenue has come down in percentage. Finacle has certain cyclicalities to it because it is license revenue. Our platform revenue has gone up. So those are the one’s which are contributing to the increase offshore.

Nitin Padmanabhan

Is there any change to the downstream impact as compared to the last quarter?

S. D. Shibulal

No, there is no material change to the downstream impact because our consulting philosophy is always upstream and downstream together. We deliver consulting on the GDM platform and it is a totally GDM-based consulting approach and there is no change in the philosophies.

Nitin Padmanabhan

Thank you.

Moderator

Thank you. Our next question is from the line of Rachael Stormonth of Nelson Hall. Please go ahead.

Rachael Stormonth

Thank you for taking my question. Maybe just following on from the last question, if you look at the service line growth on a year-on-year basis, there is a quite a big shift towards application development project which have had the strongest quarter in six quarters but against that Consulting, Package Implementation, Systems Integration Software, BPM, AM that will have the weakest quarter for the 6 quarters. Strictly in Consulting and Package Implementation, System Integration should be growth engines for you last year? If you look forward, do you expect to see similar growth rates that you see in this quarter or do you expect to go down a bit further or pick up?

S. D. Shibulal

First of all, the quarter-to-quarter aberration one should not read too much it. I would expect that in a secular trend, Consulting and System Integration will remain pretty strong for us. It is an area in which we have invested heavily. Now, we have combined our 3 separate units - Infosys Consulting, Enterprise Solutions and System integration into a very strong consulting and system integration practice which is the industry standard. If you look at the last 6 - 7 years, we are the fastest growing consulting company. That means in the consulting services we have grown the fastest in the industry per se. This is an area where we are focused on. When you talk about ‘Building Tomorrow’s Enterprise’ and those wins in Smarter Organization, transforming a client from country-centric to client-centric, when you talk about creating new consumer experience for a large retail organization, when you talk about creating new engineering innovation in the emerging markets for a client, these are all in the Consulting, System Integration space. At the same time, it is important to note that 60% of our revenue comes from business IT space that will continue to be an important space for us. We will invest in creating productivity improvements and delivering business value in this space. Products and platforms other than Finacle, is a new area for us. We have launched Infosys Edge which is a family of products. We are seeing very good wins but the growth is on a very small base. But we expect it to grow faster than the Infosys average. It is also a very different investment model. It is an investment model where we invest upfront and the revenue comes over a period of time. While the current revenue is very small, we have booked $200 mn TCV which we will realize over the next 3-5 years. It is a long-term revenue strategy and non-linear. We will continue to focus on these 3 offerings. More importantly, these 3 offerings are very important to our clients. This is how we become more and more relevant to our clients because we operate in the business operation space, drive efficiency, productivity and business value. We operate in the consulting and system integration space, enabling our clients to transform their organizations. We operate in the product and platforms space and we bring innovation to our clients. So we are trying to be part of the client’s lives in their business operation, in their business transformation space and in the business innovation space.

Rachael Stormonth

Can I ask you in terms of your pipeline for Finacle at the moment? What is the pipeline looking like for Finacle in particular?

S. D. Shibulal

Finacle pipeline is pretty strong. In fact, we have closed 17 opportunities this quarter. We have gone live in 12 instances this quarter. Today we touch 13% of the banking population through Finacle. Finacle continues to be an investment area for us. Finacle revenue will be somewhat lumpy because of large license revenue. There is no secular change in the Finacle pipeline.

Moderator

Thank you. The next question is from the line of Mitali Ghosh of Bank of America. Please go ahead.

Mitali Ghosh

Yeah, thanks, good to hear of your progress in the Infosys 3.0 journey. Just following on from the previous question, Finacle had good sign-ups last quarter as well as this quarter and you mentioned there are a number of instances have gone live as well. Just wondering why there has actually been a decline in license revenues in Finacle for the last 2 quarters and what we should expect going forward?

S. D. Shibulal

So let me ask Bala to answer it. He looks after Finacle.

V. Balakrishnan:

Finacle is a product business. It is a lumpy business. In some quarters it could be down, some quarters it could be high but we are seeing a lot of opportunities both in Europe and US because we are expanding all around the world. We have a greater market share in India, around 70%-75% market share. Now we are also trying to come with Finacle Lite which will be on the Cloud. We are seeing lot of traction and we are seeing good growth but quarterly numbers you should not see because product business is a lumpy business

Mitali Ghosh

And then just on the overall Banking and Insurance vertical, if Ashok could give some comments on what you are seeing in the space, because one has heard at times that you are a little cautious in that area. What you are actually hearing from customers versus what you sort of fear going ahead?

Ashok Vemuri

Mitali I think if you look at our performance this quarter, I think this is on the back of two very strong quarters of growth in Financial Services. On the professional services side, we have grown at about 8.5% constant currency. Bala talked about the lumpiness in the product business. This growth has come uniformly across our 2 large markets that is the US and Europe and what is fast emerging as an extremely strategic market for us which is the Asia-Pacific market, within which especially Australia where we are seeing some very good traction. In the US market which is our biggest market, there continues to be spend, no project cuts, no budget cuts but the complexion and nature of the business or what we get called into has changed significantly and it is very gratifying that what we get called in to do today is completely in line with these strategies that we have been implementing and we have invested in, whether its Digital Commerce, whether it is Pervasive Computing in terms of Mobility, whether it is in terms of doing end-to-end consulting, co-creating solutions and products and platforms business. We feel fairly confident that as the nature of the demand changes and there is more of the compliance and risk management activities that our clients are doing which plays into our strengths in which we have invested. Our outlook for financial services is actually much more buoyant than it was say 6 months ago. On the European front with all the things that are happening there and our fairly small footprint that we have in Continental Europe, we expect to see out of this uncertain environment a significant amount of opportunities. In fact most of the account openings that we have had in Financial Services have been in Continental Europe. In Asia-Pacific, we are extremely happy with what we are doing in Australia but also making significant inroads into smaller banks in Japan, couple of opportunities in China, etc. Overall from the Financial Services perspective though the industry is going through its own set of issues, that is creating opportunities for us. On the capital market side, we are being giving opportunities in initiatives that they are focusing on. This time as compared to the last time when Lehman Brothers collapsed, there was focus on cost cutting side of the balance sheet whereas they are focusing on the revenue side of the balance sheet and as I said earlier that plays a completely into our strengths relating to the places where we have made the investments. Thanks.

Mitali Ghosh

Thanks, Ashok that was very helpful. Lastly on the 45 client wins that you had on the quarter, Shibu, if you could just give us some color in terms of how this breaks down by vertical or service line, anything that stands out?

S. D. Shibulal

I think the most important thing which stands out is the fact that many of them are in our investment areas. 19 of them are in areas where we are investing like Life Sciences, Energy & Utilities. 10 of them are in Manufacturing. It is widely spread. 7 of them are in Fortune 500 space and a couple of them are opened using ‘Building Tomorrow’s Enterprise’ theme. One of them in Manufacturing we have opened using the Smarter Organization theme and another one in retail through the Emerging Markets theme.

Mitali Ghosh

Okay, and one last quick question on the pipeline addition this quarter and what your large deal pipeline looks like if you could make any comment?

S. D. Shibulal

The pipeline actually continues to be pretty strong. We have about 12 large deals which we are chasing and about 27 transformational deals in the pipeline which we are engaged with. The general pipeline is also pretty strong but at the same time as I said, the decision-making is definitely slower. Clients are actively scrutinizing large investments. In the short-term investments, the decisions are happening but in the long-term investments there is caution and scrutiny.

Mitali Ghosh

Okay, thanks a lot. And this 12 and 27 is additive, right, two separate numbers?

S. D. Shibulal

Yes 12 and 27 are two separate numbers.

Mitali Ghosh

Okay, thank you so much.

Moderator

Thank you. Our next question is from the line of Dipesh Mehta of SBI Cap Securities. Please go ahead.

Dipesh Mehta

Yes, most of the questions are already answered. Just one question from the last quarter when we had given guidance for the September quarter, are we seeing all the verticals and geographicals panned out as we expected or have we seen some of the weakness in some segment and some segments performed better than our expectations, if you can highlight those things?

S. D. Shibulal

See, if you look at this quarter we have done fairly well in almost all verticals irrespective of what is happening in the environment. Retail has grown by 5.5%, Energy, utilities & services have gone by 4.5%, Financial Services 4.4%, and Manufacturing 3.5%. So in spite of the challenges in the environment, our offerings and our strategic direction is seeing value with our clients. At the same time, we remain cautious because of the wider issues.

Dipesh Mehta

So most of the verticals perform broadly in line with what we expected?

S. D. Shibulal

Yes, almost all of them because the growth is between 3.5% - 5.5% across our 4 verticals.

Dipesh Mehta

Okay, whatever weakness we have seen in some of the segments it is broadly what we expected at the time of July?

S. D. Shibulal

There is no material difference. There may be marginal changes, quarter-on-quarter, one cannot look at this because from a trend perspective all of our verticals are doing well and the verticals where we are investing, we are seeing more client additions. That is the start where you start adding new clients and then you start adding revenues. In the verticals we are investing, we are seeing more client additions.

Dipesh Mehta

Sir, can you give a number for Life Science and Healthcare, how much we have added this quarter, number of clients?

Pravin Rao

Hello, this is Pravin here. On the Life Sciences spaces, we have added 3 new clients this quarter. We work with 7 of the top 10 pharma companies worldwide and we also have a fairly good pipeline for the next couple of quarters.

Ashok Vemuri

On the Healthcare side, when we look at these two businesses as separately because Life Sciences is different from Healthcare and Healthcare is done out of our subsidiary, IPS and focuses especially on the US market which has the greatest potential. We have also opened 3 new accounts this quarter in the Healthcare space.

Moderator

Thank you. Our next question is from the line of Sandeep Shah of RBS. Please go ahead.

Sandeep Shah

Hello. Sir my question is that we have not changed the constant currency growth guidance for the full year of FY12. So is it fair to say that despite the macro headwinds we might have built into an extra caution for the FY12 constant currency growth guidance but we are still very comfortable to not change the constant currency growth guidance?

S. D. Shibulal

When we gave the guidance, we had made some assumptions on volume growth and pricing and those have not changed. What has changed is cross-currency movements. When the cross currency movements happen substantially, we will have to recast our guidance and that is what we have done. Basically our assumptions on growth and on pricing has not changed but because of the cross-currency we have re-casted our initial guidance of 18% - 20% to 17.1% - 19.1%.

Sandeep Shah

Sir, my question is there could be a combination where there could be headwinds of some of the existing business in terms of ramp downs plus there would be some new business which might have been added to the guidance and combination of that is helping us to remain the constant currency growth guidance to keep it constant?

V. Balakrishnan

When we gave a guidance in the beginning of the year, we talked about all the macro challenges we have. Nothing has changed, if at all it has become more intense. What we are saying is that we had given a guidance of 18%-20% in the beginning of the year, looking at how the world is that time and how the world could behave and gave a guidance based on certain assumptions on volume growth and pricing growth. That has not changed. What has changed is the cross currency movement and when you recast that guidance, it becomes 17% - 19%. So whatever we expected in the beginning that is what is progressing over the year and we are not seeing any material change. The clients are still spending money. Nobody has cut the budgets, budgets are still there. Only abnormal thing this year is growth is evenly spread across quarters. I think what we talked about in the beginning is coming through, that is what it means.

Moderator

Thank you. Our next question is from the line of Hardik Shah of KR Choksey. Please go ahead.

Hardik Shah

Very good afternoon sir, thank you for taking my question. Sir, how many large deals are there in the pipeline currently?

S. D. Shibulal

So at any point in time we are engaged with about 10 to 12. Right now we have 12 large deals which we are engaged with.

Hardik Shah

And sir how many large deals you are signing this quarter sir?

S. D. Shibulal

This quarter we have signed 2 large business operations deals and 2 large business transformation deal in the Consulting & System Integration space.

Hardik Shah

Sir, can you throw light on your large deal pipeline in terms of service line-wise or geography-wise?

S. D. Shibulal

I will give you the vertical break up. 2 large business operations deal are both in the financial sector and the two transformational deals in the Consulting & System Integration space are both in the Manufacturing sector and both in our ‘Building Tomorrow’s Enterprise’ themes.

Hardik Shah

And sir, what about the deal pipeline which you are seeing in the 10 to 12 large deals in terms of geography wise or the service line wise?

S. D. Shibulal

It is not only a question of pipeline. These deals are long incubation deals. They take about 9 - 12 months usually which means that the pursuit cost is quite high. Usually we are engaged in about 10 to 12 active deals at any point in time.

Hardik Shah

And sir, last question. You made total campus offer for FY13 as 23,000. Are you planning to increase that number or like this is the final number?

S. D. Shibulal:

No, right now it will be 23,000.

Hardik Shah

Sir do you see any salary hike on a YoY basis for the campus offer?

S. D. Shibulal

That is too early to comment because our salary cycles are in April, so it is too early to comment.

Hardik Shah

No sir, for campus offer which you made currently, there was any change on YoY basis?

S. D. Shibulal

I do not see any change from what we have already offered.

Moderator

Thank you. Our next question is from the line of Kunal Sangoi of Edelweiss. Please go ahead.

Kunal Sangoi

Yeah, thanks for taking my question. Earlier on the call, it was mentioned that you are seeing in Europe move out of local players, if you can highlight is this a new trend that you are witnessing? Second is that what are the verticals where this is happening, if you can identify that and the nature of work here?

Ashok Vemuri

Yeah, so this is Ashok, I had made that comment. What we are essentially seeing is that in some of the Continental European countries where because of either labor rules and language issues, there was an increase proclivity to engage in country or local service providers, some of them large and some of them small. As the need for our clients to engage with larger players who bring in larger scale and greater diversity of services to the table, they find it increasingly necessarily to engage with single service providers who have all of these capabilities under one roof. We have seen that happen specifically in Netherlands, we have seen that specifically happen in the Benelux countries, we have seen that happen in France to a certain extent and to a smaller extent in Germany as well. We have seen that in financial services, we are seeing that in retail space, we are seeing that across the board. We are seeing also in some large transactions, large both in terms of tenor as well as in terms of value, we are seeing that happening increasingly. This is a phenomena that has been playing up slowly for the last 6 odd months, perhaps found greater traction, much faster and quicker decision making on this move either from a vendor consolidation perspective getting out of local, smaller and bigger players, to a fewer players but of a global scale and size.

Kunal Sangoi

Right and how do you see the pricing because in some of the maintenance related work? Earlier in the analyst meet and intra-quarter you had mentioned that on maintenance side, there have been pricing pressures because of the competitive environment. Do you see those pressures here on in these deals?

B. G. Srinivas

In Europe particularly if you are looking at pricing pressures, again compared to the local competition with respect to large European players or with respect to global SIs, we do not see that much of a challenge in terms of pricing pressures because most other organizations have to still get their act together in Europe on their Global Delivery Model. So we are able to compete. But at the same time if you look at the large business transformation programs, these programs are not won on price, we need to have a strong local credentials, our story in terms of the solution as well as the team which actually front ends the solution. In that context, we are coming across as the only viable alternative player to the global system integrators in the Continent Europe and we have won several deals. In two specific cases, we have actually gone into and fixed a badly run program and we have done that successfully. We are slowly gaining momentum in terms of the number of transformation deals we get called to and that is rising. That was not the case many years ago. Our credibility in the Continental market with respect to both Consulting & System Integration work, with respect to the business operations is significantly gaining traction and that is what we are referring to. Also on the business operation we are doing several things to become more competitive using our tools and optimizing the operations. I would request Kakal to talk a little bit on that.

Chandra Shekar Kakal

In the business operation space also while the pricing pressure is always there, the way that we have taken to beat it is to look at the innovation and transformation possibilities in the business operations space also. For example, when we talk about testing services space and consolidating all the quality assurance area for the clients and transforming their complete environment gives us an opportunity to play at a higher level than getting commoditized completely. From that perspective even in the business operation space, we are seeing possibilities of innovation and transformation on a smaller scale in the fringes and help clients to optimize their business. That is how we are beating the pricing pressure to some extent in the business operations space.

Kunal Sangoi

Sure, that was helpful. Thanks a lot.

Moderator

Thank you. Our next question is from the line of Rahul Jain of Dolat Capital. Please go ahead.

Rahul Jain

Yeah, basically my question is that what growth do we expect on the traditional services businesses such as ADM where Indian vendors currently hold about significant share in the global revenues and the forecast given by some of the leading research companies is to the extent of 4% to 6% over next couple of years and this being the sizable portion of our business, how do we expect to maintain high double-digit growth in the coming years?

S. D. Shibulal

For us all three segments, operations, transformation and innovation, all these segments will continue to be important and we expect that we will be able to make traction in all of them. If you look at our business operations space, as Kakal said, we are doing major investments, we have consolidated our business operations space under one single umbrella and we are doing major investments. Clients are looking for business value in that space, they are looking for reduction in total cost of ownership. As long as we can deliver it through productivity improvements, through business value articulation, delivering business value and articulating business value in automation, tools and technology, right staffing, we believe that it will continue to be a strong area for us. In the other areas also we are investing.

Rahul Jain

Okay and in terms of the client hunting, are we trying to tap opportunities beyond Global 1000 considering the relatively lower outsourcing penetration?

S. D. Shibulal

So our market is Fortune 2000 but we would also try to be more relevant in the Fortune 500 space. If you look at the client base we have 647 clients today, so we still have a long runway to go through.

Rahul Jain

Okay. And the shift toward more like business value realization proposition and all if you move to that kind of model, do we expect the broader realization to be lower in such cases?

S. D. Shibulal

Whatever we are doing is meant to do 4 things; number one is to strengthen our strategic partnership, number two is to increase relevancy, number three is to be ‘one-Infy’ in front of the client to be totally aligned and becoming more global. We will continue to do it and we clearly believe that this will allow us to capture a bigger market share of the client’s budget.

Rahul Jain

Basically, the concept of VRM and what we say about value realization method where we are maximizing on driving the measurable result outcome based in a way. So in such a model do we expect our realization to be lower?

S. D. Shibulal

We do not because we clearly believe that the more business value which we deliver either in business operations or in business transformation, we should be able to have a premium rather than lower realization.

Rahul Jain

Why I am trying to ask this is basically because there are certain calculations which we have in mind before we ask for a certain quote and then possibly if the desired result is not to that level possibly, the risk lies to us in terms of the realization?

S. D. Shibulal

Those are all pricing renegotiations or pricing negotiations we do every day. It has nothing to do with VRM or business value, it is about having the right solution. If you have the right solution, the client will pay for it.

Moderator

Thank you. Ladies and gentlemen due to time constraints that was the last question. I now hand the conference over to the management for closing comments.

S. D. Shibulal

Thank you very much for attending the call. It has been a pleasure for all of us to talk to you. I look forward to seeing you next quarter. Thank you very much.

Moderator

Thank you very much members of the management team. Ladies and gentlemen, with that we conclude this conference call. Thank you for joining us. You may now disconnect your lines.